UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                             FORM 6-K

                 Report of Foreign Private Issuer


                 Pursuant to Rule 13a-16 or 15d-16
               under the Securities Exchange Act of 1934




                    For the date of 9th April, 2003

             ALLIED IRISH BANKS, public limited company

       Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





FOR IMMEDIATE RELEASE                                             9 APRIL, 2003



               ALLIED IRISH BANKS, P.L.C. PURCHASE OF OWN SHARES



Allied Irish Banks, p.l.c. ("AIB") (NYSE:AIB) announces that on 8 April 2003, it purchased 305,000 of its ordinary shares, at an average price of EUR12.90 and 32,000 of its ordinary shares at an average price of US$13.83, to be held as treasury shares.




                                     -ENDS-




For further information please contact:

Alan Kelly                                     Catherine Burke
Head of Capital & Group Investor Relations     Head of Corporate Relations
AIB Group                                      AIB Group
Bankcentre                                     Bankcentre
Ballsbridge                                    Ballsbridge
Dublin 4                                       Dublin 4
Tel: +353-1-6600311 ext. 12162                 Tel: +353-1-6600311 ext. 13894


Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                                ALLIED IRISH BANKS, p.l.c.
                                                (Registrant)




Date  9th April, 2003                           By: ___________________
                                                    Gary Kennedy
                                                    Group Director, Finance,
                                                    Risk and Enterprise
                                                    Technology
                                                    Allied Irish Banks, p.l.c.